IRON EAGLE GROUP, INC.

61 West 62nd Street, Suite 23F

New York, New York 10023

Phone: (888) 481-4445

October 23, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Iron Eagle Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed August 2, 2012

Form 8-K Filed August 28, 2012

File No. 000-22965

Dear Sir of Madam:

Pursuant to your comment letter dated October 12, 2012, please note the following responses.

Form 8-K Filed August 28, 2012

1.

We note that you completed the acquisition of Tru-Val Electric Group, LLC (“Tru-Val”) on August 28, 2012.  Please amend your Form 8-K to disclose when you plan to file the required financial statements of Tru-Val along with the pro forma financial information for the transaction, pursuant to Item 9.01(a)(4) or tell us why you believe no financial statements are required.  Finally, please tell us how you plan to account for the acquisition of Tru-Val, provide us with your assessment of whether Tru-Val is a predecessor company, and if so, provide your acknowledgement of the different reporting criteria for a predecessor company on a pre-merger basis and post-merger basis.

We plan to file the Tru-Val financial statements and related proforma financial information as soon as the required information is complete .  They are due 71 days after the filing of the Form 8-K .  However, we anticipate be ing delayed in filing the financial information which we anticipate will be within the next 60 days.  We will file an appropriate 8-K should we not be prepared upon the filing date.  We acknowledge that Tru-Val is a predecessor company, and as such, we are aware that there is a different reporting criteria on a pre and post-merger basis.

2. Iron Eagle Group, Inc. acknowledges that:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (888) 481-4445 should you require additional information or have questions regarding this letter.

IRON EAGLE GROUP, INC.

/s/ Jason Shapiro

Jason Shapiro

Chief Financial Officer

Iron Eagle Group, Inc.